

November 24, 2014

Via E-mail
George Thanopoulos
Chief Executive Officer
Metaldyne Performance Group Inc.
47659 Halyard Drive
Plymouth, MI 48170

Re: **Metaldyne Performance Group Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed November 14, 2014
File No. 333-198316

Dear Mr. Thanopoulos:

We have reviewed your responses to the comments in our letter dated November 4, 2014 and have the following additional comments.

General

1. Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Capitalization, page 50

2. Please revise the introductory paragraph to your capitalization disclosures to disclose the amount of fees and expenses that you expect to incur and pay in connection with the offering.

Unaudited Pro Forma Financial Data, page 54

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 57

3. We note the calculations of interest expense on the Grede acquisition debt provided in your response to our prior comment number 2. Please revise footnote (i) to the pro forma financial information to include a summary of the various components comprising the total interest expense on the Grede acquisition debt comparable to that provided in the table at the top of page 3 of your response letter. Also, please clearly disclose in footnote (i) that the adjustment to interest expense for the Grede acquisition debt includes revolver interest and fees and letter of credit fees and explain how the related adjustments for such fees for each period presented were calculated or determined.

4. Refer to footnote (p) – We note the disclosure included in footnote (p) which indicates that you plan to issue 635,000 restricted shares in connection with the offering which will vest over a period of two to three years. Please revise your discussion of stock-based compensation included on page 72 of MD&A to discuss this planned grant of restricted shares along with the aggregate amount of compensation expense that you will recognize in connection with the issuance of these shares and the period over which this expense will be recognized in your consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended December 31, 2013 and the nine months ended September 30, 2014, pages F-9 and F-54

5. We note from your consolidated statements of cash flows for the year ended December 31, 2013 and the nine months ended September 30, 2014 that dividends paid during each of these periods significantly exceeded your net earnings during these periods. Please note that dividends paid in excess of earnings during the twelve month period preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds. Accordingly, please revise to disclose pro forma earnings per share on the face of your consolidated statements of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the number of shares whose proceeds would be necessary to fund the dividend payment in excess of earnings for each of these periods. Refer to the guidance outlined in SAB Topic 1:B:3.

(25) Subsequent Events, page F-46

6. It does not appear that the information with respect to the stock options granted in August 2014 as disclosed in the fourth paragraph on page F-47 has been adjusted to give effect to the five for one stock split declared on November 18, 2014. Please revise your disclosures with respect to your stock option grants here and elsewhere in the filing, where applicable, to give retroactive effect to this stock split. Also, please explain why the number of options granted as disclosed in the fourth paragraph on page F-47 is inconsistent with the number discussed in footnote (l) on page 63 of the pro forma financial information.

Unaudited Condensed Consolidated Statements of Operations, page F-51

7. It does not appear that the weighted average number of shares used to compute basic earnings per share as disclosed on the statements of operations for the nine months ended September 28, 2014 and September 29, 2013 has been retroactively adjusted to give effect to the five for one stock split declared on November 18, 2014. Please revise these weighted average shares outstanding to give retroactive effect to this stock split. Refer to the guidance outlined in ASC 260-10-55.

You may contact Effie Simpson at (202) 551-3346 or me, at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Staff Accountant

cc: Via E-mail
        Alexander D. Lynch, Esq.